UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bravo Brio Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10567B109

(CUSIP Number)

James L. Wolfe

TAC Capital LLC

One Momentum Blvd., Suite 1000

College Station, Texas 77845

(979) 776-1111

with a copy to:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B109

1	Name of Reporting Person TAC Capital LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.5% (1)
14	Type of Reporting Person OO

(1)	Based on 15,142,340 common shares, no par value per share, of the Issuer issued and outstanding as of March 6, 2017, as reported by the Issuer in its Form 10-K for the fiscal year ended December 25, 2016 filed with the Securities and Exchange Commission (“SEC”) on March 6, 2017.

CUSIP No. 10567B109

1	Name of Reporting Person TAC Financial Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.5% (1)
14	Type of Reporting Person CO

(1)	Based on 15,142,340 common shares, no par value per share, of the Issuer issued and outstanding as of March 6, 2017, as reported by the Issuer in its Form 10-K for the fiscal year ended December 25, 2016 filed with the SEC on March 6, 2017.

CUSIP No. 10567B109

1	Name of Reporting Person The Adam Corporation/Group
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.5% (1)
14	Type of Reporting Person CO

(1)	Based on 15,142,340 common shares, no par value per share, of the Issuer issued and outstanding as of March 6, 2017, as reported by the Issuer in its Form 10-K for the fiscal year ended December 25, 2016 filed with the SEC on March 6, 2017.

CUSIP No. 10567B109

1	Name of Reporting Person Donald A. Adam
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.5% (1)
14	Type of Reporting Person IN

(1)	Based on 15,142,340 common shares, no par value per share, of the Issuer issued and outstanding as of March 6, 2017, as reported by the Issuer in its Form 10-K for the fiscal year ended December 25, 2016 filed with the SEC on March 6, 2017.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed by TAC Capital LLC, a Delaware limited liability company, on January 19, 2017 with respect to common shares, no par value per share, of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Issuer”).

On March 14, 2017, Mr. Adam sent an open letter to the Issuer’s board of directors, highlighting recent poor performance and shareholder value destruction, identifying current corporate governance issues, and raising concerns about the recently announced decisions to engage investment bankers and delay the 2017 annual meeting of shareholders.

This Amendment No. 1 amends Item 4 and Item 7, as specifically set forth herein. Unless amended or supplemented by this Amendment No. 1, all information previously reported on the Schedule 13D remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following sentences at the end of the third paragraph:

On March 14, 2017, Mr. Adam sent an open letter to the Issuer’s board of directors, highlighting recent poor performance and shareholder value destruction, identifying current corporate governance issues, and raising concerns about the recently announced decisions to engage investment bankers and delay the 2017 annual meeting of shareholders. A copy of the letter is attached as Exhibit 99.3.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 99.3:	Open letter sent to the Board of Directors of Bravo Brio Restaurant Group, Inc., dated March 14, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017

TAC CAPITAL LLC

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

TAC FINANCIAL CORPORATION

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

THE ADAM CORPORATION/GROUP

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: President

DONALD A. ADAM

/s/ Donald A. Adam

EXHIBIT INDEX

Exhibit No.	Description
99.3	Open letter sent to the Board of Directors of Bravo Brio Restaurant Group, Inc., dated March 14, 2017.